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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            Crescent Operating, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    22575M100
                                 (Cusip Number)

                                   Stacie Reed
                           777 Main Street, Suite 2200
                             Fort Worth, Texas 76102
                                 (817) 820-2729
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 748,121 shares, which constitutes approximately 6.6% of the 11,377,687 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 10,828,497 shares of Stock outstanding.


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1.       Name of Reporting Person:

                  John C. Goff

2.       Check the Appropriate Box if a Member of a Group:

                                                                       (a) [ ]

                                                                       (b) [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           [ ]

6.       Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:             748,121 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:           -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:        748,121 (1)
Person
With
                           10.      Shared Dispositive Power:      -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  748,121 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [ ]

13.      Percent of Class Represented by Amount in Row (11):  6.6% (2)

14.      Type of Reporting Person:  IN


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(1)      Includes (a) 549,190 shares of the Stock issuable to the Reporting
         Person upon the exercise of options that are currently exercisable, (b) 15,256 shares held by a family limited partnership of which JCG is a general partner (the "Family Partnership") and (c) 61 shares held for the Reporting Person's benefit in the 401(k) Plan. Pursuant to Rule 13d-4 of the Act, JCG disclaims beneficial ownership with respect to all shares of the Stock held by the Family Partnership in excess of his pecuniary interest therein.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,377,687 shares of the Stock outstanding.


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         Pursuant to Rule 13d-2(a) of Regulation 13D of the Rules and
Regulations under the Act, the undersigned (the "Reporting Person") hereby amends that Schedule 13D Statement filed September 28, 1998, as amended by Amendment No. 1 thereto filed December 10, 1998, by Amendment No. 2 thereto filed December 29, 1998, by Amendment No. 3 thereto filed March 2, 1999, and by Amendment No.4 thereto filed March 4, 2002, relating to the common stock, par value $0.01 per share (the "Stock"), of Crescent Operating, Inc., a Delaware corporation (the "Issuer").

Item 1.  SECURITY AND ISSUER.

         Item 1 hereby is amended by deleting the last sentence thereof and substituting therefor the following:

         The principal executive offices of the Issuer are located at 777 Main Street, Suite 1240, Fort Worth, Texas 76102.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) through 5(c) hereby are amended in their entirety to read as follows:

         Because of (1) his direct holdings of 183,614 shares of the Stock, (2) the 15,256 shares of the Stock held by the Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof,
(3) his indirect holdings of 61 shares of Stock in the 401(k) Plan and (4) his ownership of options that are exercisable to acquire 549,190 shares of the Stock, the Reporting Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 748,121 shares of the Stock in the aggregate, which constitutes approximately 6.6% of the 11,377,687 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership with respect to all shares of the Stock held by the Family Partnership in excess of his pecuniary interest therein.


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         (b)

         The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of (1) the 183,614 shares of the Stock directly held by him, (2) the 15,256 shares of the Stock held by the Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (3) the 61 shares of Stock held for his benefit in the 401(k) Plan and (4), pursuant to Rule 13d-3(d)(1)(i) of the Act, the 549,190 shares of the Stock issuable to him upon his exercise of options that are currently exercisable.

         (c) On December 31, 2002, the Reporting Person sold in a privately-negotiated transaction, for year-end tax purposes, 110,000 shares of the Stock directly held by him, at a sales price of $0.30 per share. The Reporting Person has not effected any other transactions in the Stock during the past sixty days.

         Items 5(d) and (e):

         No material change.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: January 6, 2003



                                            /s/ John C. Goff
                                            ---------------------------
                                            JOHN C. GOFF